FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2009

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 31 March, 2009

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                         Notice to London Stock Exchange dated 31st March 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:      Stock Exchange Announcement dated 5 March 2009 entitled ‘Unilever Board Changes’

Exhibit 2:      Stock Exchange Announcement dated 6 March 2009 entitled ‘Annual Report and Accounts’

Exhibit 3:      Stock exchange announcement dated 9 March 2009 entitled ‘Publication of Prospectus’

Exhibit 4:      Stock exchange announcement dated 19 March 2009 entitled ‘Fixed Rate Note Issue’

Exhibit 5:      Stock exchange announcement dated 23 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 6:      Stock exchange announcement dated 25 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 7:      Stock exchange announcement dated 25 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 8:      Stock exchange announcement dated 25 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 9:      Stock exchange announcement dated 25 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 10:    Stock exchange announcement dated 25 March 2009 entitled ‘Director/PDMR Sharedealing Notification’

Exhibit 11:    Stock exchange announcement dated 25 March 2009 entitled ‘Notice of AGM’

Exhibit 12:    Stock exchange announcement dated 31 March 2009 entitled ‘Annual Information Update’

Exhibit 1:

UNILEVER BOARD CHANGES

Unilever today announced that its Vice-Chairman and Senior Independent Director, the Lord Simon of Highbury CBE, will be retiring from the Board at the Annual General Meetings in May this year having served three terms of three years.  It is Unilever's intention that David Simon will be succeeded in these positions by Jeroen van der Veer.  Mr Van der Veer will also replace David Simon as chairman of the Nomination and Remuneration Committees.

Unilever is also proposing that Louise Fresco, Professor of International Development and Sustainability at the University of Amsterdam, Ann Fudge, former Chairman and Chief Executive Officer of Young & Rubicam Brands and Paul Walsh, Chief Executive Officer of Diageo join the Board as new Non-Executive Directors. They will be proposed for election to the Board at the Annual General Meetings in London on 13 May and in Rotterdam on 14 May 2009.

Michael Treschow, Chairman of Unilever, said: "David Simon has made a tremendous contribution to Unilever and his wisdom and wit will be greatly missed. At the same time I am extremely pleased that Jeroen van der Veer has agreed to become vice-chairman and senior independent director.

"I am also very pleased that Louise Fresco, Ann Fudge and Paul Walsh have agreed to be proposed to join the Board.  All are distinguished in their respective fields and will further strengthen the expertise and independence of the Board, as well as broadening its diversity. I am sure they will add considerably to the business."

Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. The following Directors will therefore be offering themselves for re-election: Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Jim Lawrence, Narayana Murthy, Hixonia Nyasulu, Paul Polman, Kees Storm, Michael Treschow and Jeroen van der Veer.

As announced on 5 February 2009, Unilever will also be putting resolutions to its AGMs in May in order to move to quarterly dividends. The subsequent changes will result in a simpler and more transparent dividend practice for the Unilever group and its shareholders.

5th March 2009

Biographies:

Louise O. Fresco

Nationality: Dutch. Age: 57.

Professor Louise Fresco is Professor of International Development and Sustainability at the University of Amsterdam and a visiting Professor at Stanford University. She is, amongst other things, a supervisory director of Rabobank, a Crown appointed member of the Social and Economic Council of the Netherlands and a trustee of the Roosevelt Academy. From 1997 to 2006, she held various positions at the Food and Agriculture Organization (FAO) of the United Nations, including that of assistant director-general, Agriculture Department.

Ann M. Fudge

Nationality: American. Age: 57.

Ann Fudge is a non-executive director at Novartis AG and at General Electric Co. Ms. Fudge served as the chairman and chief executive officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, Ms. Fudge worked at General Mills and at Kraft Foods, where she served in a number of senior management positions including president of Beverages, Desserts and Post Cereal Division. Ms. Fudge is an honorary director of Catalyst and a director of The Rockefeller Foundation and is on the board of overseers of Harvard University.

Paul Walsh

Nationality: British. Age: 53.

Paul Walsh is chief executive officer of Diageo plc, a non-executive director of FedEx Corporation, and also a non-executive director of Centrica plc. He is a member of the Business Council for Britain, and chairman of the Scotch Whisky Association. Paul Walsh served in a number of management roles within GrandMet, which he joined in 1982, including chief executive officer of the Pillsbury Company. He was appointed to the GrandMet board in 1995, which in 1997 merged with Guinness UDV to become Diageo. He became chief executive officer of Diageo in September 2000 following a short period as chief operating officer.

Exhibit 2

2008 Annual Financial Report Announcement

6 March 2009

Unilever announces that as from today the following documents are available on its website www.unilever.com/investorrelations :
Unilever Annual Report and Accounts 2008
Unilever Annual Review 2008
Unilever Summary Financial Statement 2008
Unilever Annual Report on Form 20-F 2008

A copy of each of these documents listed has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. +44 (0)20 7066 1000

Attached to this announcement is contained the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2008 Full Year and Fourth Quarter Results for the year ended 31 December 2008, which were announced on 5 February 2009, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

Principal Risk Factors

The following discussion about risk management activities includes “forward-looking statements” that involve risk and uncertainties. The actual results could differ materially from those projected. See the “Safe Harbour” statement at the end of this document.

Risks and uncertainties could cause actual results to vary from those described in forward-looking statements made within this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks; however, we may not be successful in deploying some or all of these mitigating actions.

Global economic slowdown and changing consumer demand

The unprecedented economic slowdown and turmoil in the global economy has adversely impacted consumer markets, including those in which Unilever operates. Unilever’s business is dependent on continued consumer demand for our products, and reduced consumer wealth may result in our consumers becoming unwilling or unable to purchase our products, with clear implications for turnover and profitability.

Unilever’s strategy is aimed at delivering superior value products to consumers, through strong brands, supported by differentiated innovation and continued product improvement, and driven to market through excellent execution. We seek to build mutually rewarding relationships with customers in order to make our products available across all relevant channels.

We have a significant number of global brands and any adverse event affecting consumer confidence or continuity of supply of such a brand could have an adverse impact in many of our markets, or in some cases affect intangible asset values. We support our brands and their growth through compelling and competitive levels of investment in advertising and promotions. The breadth of both our portfolio and our geographic reach also help us mitigate general economic risks. We aim to protect the value of our brands through a rigorous approach to R&D and product quality, and by operating in accordance with relevant laws and regulations.

These measures are aimed at extending our consumer offerings, reducing the impact of falling consumer demand or of consumers switching to alternative products, and thus allowing us to compete effectively in our key categories and countries.

Competitive markets and consolidation of customers

We operate in competitive markets, and the actions of multinational, regional, and local customers or competitors may place our market shares or margins at risk.

Our strategy continues to focus on investing resources in markets and segments that are attractive, where we have competitive advantage, and where we can grow sales and margins competitively. Three priorities have been communicated: to invest in Vitality (expressed as offering consumers products that enable them to look good, feel good, and get more out of life); to grow the proportion of our total business that comes from Developing and Emerging (D&E) markets (currently nearly 50%); and to increase our presence in personal care markets.

By concentrating our resources on areas where we have leading category and brand positions we seek to strengthen our overall competitive position. We also seek in-fill acquisitions to support our category and geographical ambitions.

In the current climate, we also face counterparty risk with customers. The Group establishes limits for key customers, reviews these regularly and takes necessary action to manage this risk.

In respect of our route to market, further consolidation among retailers and the continued growth of discounters could adversely impact our rate of sales growth and our profit margins. Our success depends on our ability to manage successfully our trading relationships with our key customers. We tackle this by developing and adapting our customer-facing strategies and plans, by optimising the return on the investment we make in customers, and by continually improving our customer development capabilities. A specific focus for us at the moment is to improve our level of customer service.

Financial risks – liquidity, currency, interest, pensions, taxation

Turbulence in the financial markets and the downturn in the economic environment have heightened financial risks. As Unilever operates on a global basis it is affected in a variety of ways by such instability.

Several factors could affect liquidity management. A material and significant shortfall in cash flow could undermine our credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. During 2008, Unilever benefited from its strong single-A Balance sheet ‘active financial management’, and the coming year will see the continuation of the same policy. Maintaining our strong single-A rating will remain a key priority.

To manage financial risks, the Group aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing economic needs. We finance our operating subsidiaries through a mixture of retained earnings, third-party borrowing and loans from parent and group companies, with the mix determined by what is most appropriate to the country concerned. We seek to manage our liquidity requirements by maintaining access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purpose. We plan on increasing liquidity by reducing the outstanding commercial paper through the issuance of long-term bonds, extending the maturity profile of the remaining commercial paper and through continued active management of our working capital positions.

Because of the breadth of our international operations, we are subject to risks from changes in the relative value of currencies. We intend to continue our policy whereby operating companies manage trading and financial foreign exchange exposures within prescribed exposure limits and the use of forward foreign exchange contracts. On a case-by-case basis, companies may decide whether or not to apply cash flow hedge accounting. Regional groups monitor compliance with this foreign exchange policy.

In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We aim to minimise our foreign exchange exposure in operating companies by borrowing in local currencies, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that in the view of management have a substantial retranslation risk, we may decide to hedge such net investment through the use of foreign currency borrowing or forward exchange contracts on which hedge accounting is applied.

Increases in benchmark interest rates could increase the interest cost of our debt and increase the cost of future borrowings. These rates are susceptible to market fluctuations and volatility, and any inability to manage this effectively could impact our cash flows and profits. Our interest rate management policy aims to achieve an optimal balance between fixed and floating rate interest exposures on expected net debt levels for the next five calendar years. The objective of the policy is to minimise annual interest costs and to reduce volatility. We achieve this through a combination of issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.

In the current climate, we also face significant counterparty risk from banks. The Group regularly reviews these and where necessary tightens counterparty limits and reduces the maturity profile of deposits to provide for maximum flexibility. The Group actively manages its banking exposures on a daily basis.

Certain Unilever businesses have defined benefit pension plans. Falling interest rates and market values of investments coupled with increasing life expectancy could result in the cost of funding these schemes increasing substantially.

Our pension investment policies are such that investments are well diversified, and the failure of any single investment would not have a material impact on the overall level of assets. The plans seek to invest the largest proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of assets are managed by a number of external fund managers, with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified, externally managed investment vehicle to implement their strategic asset allocation models currently for equities and hedge funds.

In view of the current economic climate and deteriorating government deficit positions, tax legislation in the regions in which we operate may be subject to change, which may have an adverse effect on our profits and on our ability to remit dividends or service fees. We intend to continue with high quality tax compliance and documentation, to execute prudent tax planning strategies and to make proper provision for current and deferred taxation. Deferred tax assets are reviewed regularly for recoverability.

Exposure to Developing and Emerging (D&E) markets

Unilever has significant international operations, with close to half its business in D&E markets, and whilst its diverse geographical spread helps ensure it is not reliant on a single region or country, it is continually exposed to changing economic, political and social developments outside its control. D&E markets are typically more volatile than those in the developed world, and any broad-based downturn in these markets could reduce our sales and adversely affect our cash flow and profits. In mitigation, Unilever has long experience and understanding of D&E markets and how to manage effectively at times of economic turbulence.

Input costs, supplier and supply chain reliance

Manufacturing our products is dependent on obtaining adequate supplies of production materials in a timely and cost effective manner. The prices of these, which are significantly influenced by global economic conditions, can fluctuate and could have an impact on our margins and cash flows. Our management of these fluctuations is important in terms of our overall cost competitiveness and management of margins and cash flows.

We are also dependent on suppliers and global supply chains as a means of producing and supplying our products. As a result of our reliance on these global supply chains, we are exposed to business interruption from natural disasters or catastrophes and through additional risks of changes in local legal and regulatory schemes, labour shortages and disruptions from environmental and industrial incidents.

In the current climate we also face a counterparty risk from our suppliers. Active monitoring of our suppliers and supply chain is in place, and regular supplier counterparty risk analysis is carried out to assess exposure limits. We plan to continue to work closely with our key suppliers in mitigating the impact of the lack of liquidity in the market. We intend to continue to purchase forward contracts for raw materials and commodities as appropriate.

Unilever actively monitors its external environment, reviews and revisits its business continuity and disaster recovery plans, and continues to adapt its internal cost structures to deliver products at competitive costs. We continue to actively manage fluctuations in input costs and are accelerating our cost reduction programmes.

Safety, sustainability and environment

Unilever has created a strong corporate reputation over many years for its focus on social and environmental issues, including sustainable development and utilisation of renewable sources. The Unilever brand on our products increases our exposure, and should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities it could impact our reputation.

We seek to demonstrate our commitment to our people and the communities that we operate in through compliance with our Code of Business Principles and other operational and business policies.

We continue to recognise the importance of social and environmental issues in our operations, and have established indicators to track performance in these areas. We regard safety as an essential element of a successful and sustainable business and take seriously our responsibility to provide a safe workplace. We aim to improve continuously the health, safety and well-being of everyone working for, or on behalf of, Unilever.

We continue to be committed to meeting the needs of consumers in an environmentally sound and sustainable manner. The environmental measures that we regard as the most significant in relation to our business are those relating to the amounts of CO2 emissions from energy that we consume for manufacturing, the water that we consume in our production processes, and the amount of waste that we generate.

Restructuring and changes to the way we operate

Restructuring is an integral part of remaining competitive, and this can involve changes to internal structures, the rationalisation of the asset base, and the use of third parties to deliver business services.

Restructuring and outsourcing programmes have been particularly intense over the last few years, and the continuing implementation of these will require significant effort and attention in order to deliver the expected benefits on time and in full. Delays, ineffective management of third-party suppliers, or employee disruption of restructuring programmes could all lead to increased cost, a delay in realising benefits, and damage to corporate reputation. We continue to mitigate these risks through strong project management, clear governance mechanisms, an agreed approach to change management, and by ensuring we treat employees in line with our internal standards and in accordance with all legal and regulatory requirements.

People and talent

Attracting and retaining talented employees is essential to the successful delivery of our strategy and success in the marketplace. Shortfalls in recruitment or retention could adversely affect our ability to operate successfully, grow our business and win against competition.

To counter the risk, we believe in providing an environment where individuals can achieve their goals, both professionally and personally, and by seeking to ensure that Unilever has the right resources and capabilities to compete effectively. We have fully integrated processes of appraisal against skill profiles, capabilities, and achievement of business objectives, and we also make investments in training and development which are aimed at equipping our people for the challenges in their roles. We constantly review external candidates to ensure we enrich and augment our home-grown talent.

Other risks

In common with other businesses, the Group is exposed to a number of other risks, some of which may have a material impact on its turnover, operating profit, net assets and liquidity. It is not possible to identify or anticipate every risk that may affect the Group, some of which may currently not be known or may have been assessed as not material.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2008	€ million 2007
Trading and other balances due (to)/from joint ventures	240	157
Trading balances due (to)/from associates	(33)	(21)

Joint ventures

Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2008 were €238 million and €2 million (2007: €258 million and €(101) million) respectively.

Associates

At 31 December 2008 the outstanding balance payable to JohnsonDiversey Holdings Inc. was €33 million (2007: €21 million). Agency fees payable to JohnsonDiversey in connection with the sale of Unilever branded products through their channels amounted to approximately €24 million in 2008 (2007: €67 million).

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Its investments include: Lumene, a Finnish personal care business specialising in products for fair skins in harsh climates; Farmos, a leading Nordic provider of cleaning and hygiene solutions; Just Retirement, offering specialist financial services in the UK for those in or approaching retirement; Sikane, a Danish woven cane furniture specialist, and Tyrells, a UK premium potato chips manufacturer. During 2008 Langholm sold Dorset Cereals to Wellness Foods and restructured the capital in its Lumene business. Since the Langholm fund was launched in 2002, Unilever has invested €76 million in Langholm, with an outstanding commitment at the end of 2008 of €21 million. Unilever has received back a total of €83 million in cash from its investment in Langholm.

Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. The fund, which closed in June 2008, has made investments in: Pharmaca Integrative Pharmacy, a new concept in retail pharmacy; Elixir Pharmaceuticals, which develops drugs focused on diabetes, obesity and aging; Novomer, a technology for producing plastics from nonpetroleum feedstock and Expresso Fitness which markets innovative indoor fitness equipment. Unilever has invested $18 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2008 the outstanding commitment with Physic Ventures was $73 million.

Other related parties

In September 2006 Harish Manwani, President Asia Africa and a member of the Unilever Executive Team, and his wife purchased an apartment from Hindustan Lever Limited (now Hindustan Unilever Limited), a group company ultimately owned by PLC, for Rs.118 million (€2 042 255). The purchase was made at full market value via an open bidding/tendering process managed by independent property consultants.

DIRECTORS’ RESPONSIBILITY STATEMENT
Each of the Directors, whose names and functions are listed below, confirms that, to the best of his or her knowledge:

• the financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole; and

• the Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.

Name                                                                          Function

Michael Treschow                                                         Chairman
The Lord Simon of Highbury CBE                                   Vice Chairman
Paul Polman                                                                Chief Executive Officer
James Lawrence                                                          Chief Financial Officer
The Rt Hon The Lord Brittan of Spennithorne QC, DL       Non-Executive Director
Professor Wim Dik                                                       Non-Executive Director
Charles Golden                                                            Non-Executive Director
Byron Grote                                                                 Non-Executive Director
Narayana Murthy                                                          Non-Executive Director
Hixonia Nyasulu                                                           Non-Executive Director
Kees Storm                                                                 Non-Executive Director

Jeroen van der Veer                                                      Non-Executive Director

6 March 2009

Exhibit 3:

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 9 March 2009 relating to the Information Memorandum dated 13th May 2008 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever (Holdings) Japan K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5503O_-2009-3-9.pdf

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London
EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Information Memorandum and Supplementary Prospectus you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 4:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the £350,000,000 4.00 per cent Fixed Rate Notes due 19 December 2014 issued by Unilever PLC and guaranteed by Unilever N.V. and Unilever United States, Inc. and launched on 13 March 2009 under Unilever's debt issuance programme, closed on 19 March 2009. The Notes are not intended to be offered in the United States.

Exhibit 5:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D A BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

(iii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 4,193 SHARES ACQUIRED 4,193 MATCHING SHARES (ii) 23,786 (iii) 26,097	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) 0.002% (iii) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 33,983 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) & (iii) 63,451- NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.003% (ii) & (iii) 0.005%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR V BANGA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

(iii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,154 SHARES ACQUIRED 5,154 MATCHING SHARES (ii) 21,954 (iii) 19,797	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) 0.002% (iii) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 39,114 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) & (iii) 75,452 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.003% (ii) & (iii) 0.006%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director PROFESSOR G BERGER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

(iii)      CONDITIONAL RESTRICTED STOCK GRANT PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 1,977 SHARES ACQUIRED 1,977 MATCHING SHARES (ii) 16,535 (iii) 10,888	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) 0.001% (iii) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 3,954 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) & (iii) 41,583 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) NEGLIGIBLE (ii) & (iii) 0.003%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR J A LAWRENCE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 9,069 SHARES ACQUIRED 9,069 MATCHING SHARES (ii) 103,811	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) 0.001% (ii) 0.008%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 343,403 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) & (iii) 234,468 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.027% (ii) & (iii) 0.018%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR H MANWANI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

(iii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,342 SHARES ACQUIRED 5,342 MATCHING SHARES (ii) 22,965 (iii) 19,797	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) 0.002% (iii) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 64,125 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) & (iii) 78,516 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.005% (ii) & (iii) 0.006%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE NORTH AMERICA PERFORMANCE SHARE PLAN

(iii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 4,680 SHARES ACQUIRED 4,680 MATCHING SHARES (ii) 12,621 (iii) 21,850	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) NEGLIGIBLE (iii) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction US$ 18.21	14.	Date and place of transaction 19 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 30,992 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) 32,601 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE NORTH AMERICA PERFORMANCE SHARE PLAN (iii) 48,267 – NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.002% (ii) 0.003% (iii) 0.004%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial Responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE NORTH AMERICA PERFORMANCE SHARE PLAN

(iii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 6,948 SHARES ACQUIRED 6,948 MATCHING SHARES (ii) 31,827 (iii) 30,877	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) 0.001% (ii) 0.002% (iii) 0.002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction US$ 18.21	14.	Date and place of transaction 19 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 43,651 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) 75,087 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE NORTH AMERICA PERFORMANCE SHARE PLAN (iii) 69,826 – NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) 0.003% (ii) 0.006% (iii) 0.005%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR P G J M POLMAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME

(ii)      CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 3,413 SHARES ACQUIRED 3,413 MATCHING SHARES (ii) 69,210	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) NEGLIGIBLE (ii) 0.005%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) (i) 6,826 – BENEFICIAL INTEREST IN SHARES OF UNILEVER PLC (ii) 195,615 - NUMBER OF SHARES IN WHICH HAS AN INTEREST PURSUANT TO THE GLOBAL SHARE INCENTIVE PLAN 2007 (i) NEGLIGIBLE (ii) 0.015%	16.	Date issuer informed of transaction 20 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 23 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 6:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D A BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction SHARES ACQUIRED AS PART OF ANNUAL BONUS, WITH MATCHING NUMBER OF SHARES AWARDED PURSUANT TO THE UNILEVER SHARE MATCHING SCHEME
9.	Number of shares, debentures or financial instruments relating to shares acquired 922 SHARES ACQUIRED 922 MATCHING SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction £12.46	14.	Date and place of transaction 19 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 35,827 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 7:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D A BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction VESTING OF MATCHING SHARES AWARDED 21 MARCH 2006
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,954	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction NIL	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 35,827 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR V BANGA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction VESTING OF MATCHING SHARES AWARDED 21 MARCH 2006
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,665 (SEE NOTE 23 BELOW FOR ADDITIONAL INFORMATION)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction NIL	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 39,114 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information THIS ORIGINAL MATCHING SHARE AWARD (SET OUT IN 9 ABOVE), WAS NOTIFIED ON 23 MARCH 2006 AND WAS INCLUDED IN THE TOTAL HOLDING FIGURE WITHIN THAT NOTIFICATION.	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR H MANWANI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction PARTIAL SALE OF SHARES FROM VEST OF MATCHING SHARES AWARDED 21 MARCH 2006 TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired 2,252 (SEE NOTE 23 BELOW FOR ADDITIONAL INFORMATION)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed 691	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 63,434 0.005%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information THIS ORIGINAL MATCHING SHARE AWARD (SET OUT IN 9 ABOVE), WAS NOTIFIED ON 23 MARCH 2006 AND WAS INCLUDED IN THE TOTAL HOLDING FIGURE WITHIN THAT NOTIFICATION.	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 8:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) NORTH AMERICA PERFORMANCE SHARE PLAN 153.5% VEST OF SHARES AWARDED 4 AUGUST 2006 (ii) SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 7,834	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 3,632	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 35,194 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial Responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) NORTH AMERICA PERFORMANCE SHARE PLAN – 134% VEST OF SHARES AWARDED 4 AUGUST 2006 (ii) SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 16,922	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001%
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 7,844	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$ 18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 52,729 0.004%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 9:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D A BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) 122% VESTING OF SHARES AWARDED 21 MARCH 2006 UNDER THE UNILEVER GLOBAL PERFORMANCE SHARE PLAN 2005 (ii) SHARES SOLD TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,490	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 925	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 40,392 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR V BANGA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) 122% VESTING OF SHARES AWARDED 21 MARCH 2006 UNDER THE UNILEVER GLOBAL PERFORMANCE SHARE PLAN 2005 (ii) SHARES SOLD TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 7,412	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 3,021	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 43,505 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR H MANWANI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) 122% VESTING OF SHARES AWARDED 21 MARCH 2006 UNDER THE UNILEVER GLOBAL PERFORMANCE SHARE PLAN 2005 (ii) SHARES SOLD TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 7,412	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 3,021	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 67,825 0.005%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) 122% VESTING OF SHARES AWARDED 21 MARCH 2006 UNDER THE UNILEVER GLOBAL PERFORMANCE SHARE PLAN 2005 (ii) SHARES SOLD TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 7,412	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 2,915	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 39,691 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial Responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction (i) 122% VESTING OF SHARES AWARDED 21 MARCH 2006 UNDER THE UNILEVER GLOBAL PERFORMANCE SHARE PLAN 2005 (ii) SHARES SOLD TO COVER TAX AND NATIONAL INSURANCE COSTS
9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 6,852	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 3,093	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$ 18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 56,488 0.004%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 10:

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D A BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(iv)      50% VEST OF THE UNILEVER LONG-TERM INCENTIVE PLAN SHARES AWARDED 21 MARCH 2006 AND VESTED 23 MARCH 2009. THE REMAINING 50% OF THE 21 MARCH 2006 AWARD HAS LAPSED.

( v)      SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 3,999	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 667	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 43,724 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR V BANGA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      50% VEST OF THE UNILEVER LONG-TERM INCENTIVE PLAN SHARES AWARDED 21 MARCH 2006 AND VESTED 23 MARCH 2009. THE REMAINING 50% OF THE MARCH 2006 AWARD HAS LAPSED.

(ii)      SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,333	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 2,166	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 46,672 0.004%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR H MANWANI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(iv)      50% VEST OF THE UNILEVER LONG-TERM INCENTIVE PLAN SHARES AWARDED 21 MARCH 2006 AND VESTED 23 MARCH 2009. THE REMAINING 50% OF THE MARCH 2006 AWARD HAS LAPSED.

(v)      SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,333	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 2,166	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) £12.45	14.	Date and place of transaction 23 MARCH 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 70,992 0.006%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(vi)      50% VEST OF THE UNILEVER LONG-TERM INCENTIVE PLAN SHARES AWARDED 21 MARCH 2006 AND VESTED 23 MARCH 2009. THE REMAINING 50% OF THE 21 MARCH 2006 AWARD HAS LAPSED.

(vii)      SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 5,333	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 2,472	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 42,552 0.003%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial Responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.

State the nature of the transaction

(i)      50% VEST OF THE UNILEVER LONG-TERM INCENTIVE PLAN SHARES AWARDED 21 MARCH 2006 AND VESTED 23 MARCH 2009. THE REMAINING 50% OF THE 21 MARCH 2006 AWARD HAS LAPSED.

(ii)      SALE OF SHARES TO COVER TAX AND NATIONAL INSURANCE COSTS

9.	Number of shares, debentures or financial instruments relating to shares acquired (i) 4,002	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed (ii) 1,855	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction (i) NIL (ii) US$ 18.30	14.	Date and place of transaction 24 MARCH 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 58,635 0.005%	16.	Date issuer informed of transaction 24 MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH – DEPUTY SECRETARY Date of notification 25 MARCH 2009

Notes:     This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 11:

Unilever PLC ("Unilever")

26 March 2009

2009 Unilever PLC Chairman’s Letter and Notices of Meetings

Unilever announces that as from today the Unilever PLC Chairman’s Letter and Notices of Annual General Meeting and separate Meeting of Ordinary Shareholders and Proxy forms are available on its website  www.unilever.com/AGM

A copy of each of these documents has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. +44 (0)20 7066 1000

Exhibit 12:

Unilever PLC

 Annual Information Update
FOR THE 12 MONTHS TO 30 MARCH 2009

In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public in compliance with relevant laws and regulations since its last information update on 18 April 2008 .

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1.      ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK EXCHANGE)

Description of the nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Notice of AGM	London	RNS	26 March 2009
Director/PDMR Shareholding	London	RNS	25 March 2009
Director/PDMR Shareholding	London	RNS	25 March 2009
Director/PDMR Shareholding	London	RNS	25 March 2009
Director/PDMR Shareholding	London	RNS	25 March 2009
Director/PDMR Shareholding	London	RNS	25 March 2009
Director/PDMR Shareholding	London	RNS	23 March 2009
Fixed Rate Note Issue	London	RNS	19 March 2009
Publication of Prospectus	London	RNS	9 March 2009
Annual Report and Accounts	London	RNS	6 March 2009
UNILEVER BOARD CHANGES	London	RNS	5 March 2009
Director/PDMR Shareholding	London	RNS	12 February 2009
Unilever prices a $1.5bn bond in the US market	London	RNS	10 February 2009
Unilever - Fourth Quarter and Full Year Results	London	RNS	5 February 2009
Final Results	London	RNS	5 February 2009
UNILEVER MOVES INTO PREMIUM H AIR CARE	London	RNS	26 January 2009
Director/PDMR Shareholding	London	RNS	23 January 2009
Notice of Results	London	RNS	22 January 2009
Director/PDMR Shareholding	London	RNS	30 December 2008
SALE OF BERTOLLI OLIVE OIL BU SINESS	London	RNS	23 December 2008
Unilever CEO succession	London	RNS	11 December 2008
Director/PDMR Shareholding	London	RNS	4 December 2008
Unilever in Cote D'Ivoire	London	RNS	4 December 2008
Publication of Prospectus	London	RNS	28 November 2008
Unilever Investor Relations Seminar	London	RNS	11 November 2008
Director/PDMR Shareholding	London	RNS	7 November 2008
Director Declaration	London	RNS	6 November 2008
3rd Quarter Results	London	RNS	30 October 2008
Result of Meeting	London	RNS	28 October 2008
Notice of Results	London	RNS	16 October 2008
Notice of EGM	London	RNS	6 October 2008
UNILEVER COMPLETES SALE OF NO RTH AMERICAN LAUNDRY	London	RNS	9 September 2008
Unilever CEO Succession	London	RNS	4 September 2008
Director/PDMR Shareholding	London	RNS	1 September 2008
Transaction in Own Shares	London	RNS	1 August 2008
Total Voting Rights	London	RNS	31 July 2008
Transaction in Own Shares	London	RNS	31 July 2008
2nd Quarter Results 2008	London	RNS	31 July 2008
Transaction in Own Shares	London	RNS	30 July 2008
UNILEVER TO CLOSE LAWRY'S DEA	London	RNS	30 July 2008
Transaction in Own Shares	London	RNS	29 July 2008
Transaction in Own Shares	London	RNS	28 July 2008
Unilever to sell North America Laundry Business	London	RNS	28 July 2008
Transaction in Own Shares	London	RNS	25 July 2008
Transaction in Own Shares	London	RNS	24 July 2008
Transaction in Own Shares	London	RNS	23 July 2008
Transaction in Own Shares	London	RNS	22 July 2008
Transaction in Own Shares	London	RNS	21 July 2008
UNILEVER DISPOSES BERTOLLI OL IVE OIL TO GRUPO SOS	London	RNS	21 July 2008
Transaction in Own Shares	London	RNS	18 July 2008
Transaction in Own Shares	London	RNS	17 July 2008
Notice of Results	London	RNS	17 July 2008
Transaction in Own Shares	London	RNS	16 July 2008
Transaction in Own Shares	London	RNS	15 July 2008
Transaction in Own Shares	London	RNS	14 July 2008
Transaction in Own Shares	London	RNS	11 July 2008
Transaction in Own Shares	London	RNS	10 July 2008
UNILEVER TO SELL TURKISH OLIV E OIL BUSINESS	London	RNS	10 July 2008
Director/PDMR Shareholding	London	RNS	9 July 2008
Transaction in Own Shares	London	RNS	9 July 2008
Transaction in Own Shares	London	RNS	8 July 2008
Transaction in Own Shares	London	RNS	7 July 2008
Transaction in Own Shares	London	RNS	4 July 2008
Transaction in Own Shares	London	RNS	3 July 2008
Transaction in Own Shares	London	RNS	2 July 2008
Transaction in Own Shares	London	RNS	1 July 2008
Total Voting Rights	London	RNS	30 June 2008
Transaction in Own Shares	London	RNS	30 June 2008
Transaction in Own Shares	London	RNS	27 June 2008
Director/PDMR Shareholding	London	RNS	27 June 2008
Director/PDMR Shareholding	London	RNS	27 June 2008
Transaction in Own Shares	London	RNS	26 June 2008
Transaction in Own Shares	London	RNS	25 June 2008
Transaction in Own Shares	London	RNS	24 June 2008
GENEVIE VE BERGER TO BE CHIEF R & D OFFICER	London	RNS	24 June 2008
Director/PDMR Shareholding	London	RNS	23 June 2008
Transaction in Own Shares	London	RNS	23 June 2008
Transaction in Own Shares	London	RNS	20 June 2008
Transaction in Own Shares	London	RNS	19 June 2008
Unilever in Cote d'Ivoire	London	RNS	19 June 2008
Transaction in Own Shares	London	RNS	18 June 2008
Transaction in Own Shares	London	RNS	17 June 2008
Transaction in Own Shares	London	RNS	16 June 2008
Transaction in Own Shares	London	RNS	13 June 2008
Transaction in Own Shares	London	RNS	12 June 2008
Transaction in Own Shares	London	RNS	11 June 2008
Transaction in Own Shares	London	RNS	10 June 2008
Transaction in Own Shares	London	RNS	9 June 2008
Transaction in Own Shares	London	RNS	5 June 2008
Transaction in Own Shares	London	RNS	4 June 2008
Transaction in Own Shares	London	RNS	3 June 2008
Transaction in Own Shares	London	RNS	2 June 2008
Transaction in Own Shares	London	RNS	30 May 2008
Transaction in Own Shares	London	RNS	29 May 2008
Transaction in Own Shares	London	RNS	28 May 2008
Transaction in Own Shares	London	RNS	27 May 2008
Transaction in Own Shares	London	RNS	22 May 2008
Director/PDMR Shareholding	London	RNS	21 May 2008
Transaction in Own Shares	London	RNS	21 May 2008
EUROBOND ISSUE	London	RNS	21 May 2008
Transaction in Own Shares	London	RNS	20 May 2008
Director/PDMR Shareholding	London	RNS	20 May 2008
Transaction in Own Shares	London	RNS	19 May 2008
Transaction in Own Shares	London	RNS	16 May 2008
Transaction in Own Shares	London	RNS	15 May 2008
Result of AGM	London	RNS	14 May 2008
Transaction in Own Shares	London	RNS	14 May 2008
Publication of Prospectus	London	RNS	13 May 2008
Director/PDMR Shareholding	London	RNS	13 May 2008
Transaction in Own Shares	London	RNS	13 May 2008
Transaction in Own Shares	London	RNS	12 May 2008
Transaction in Own Shares	London	RNS	9 May 2008
Transaction in Own Shares	London	RNS	8 May 2008
1st Quarter Results	London	RNS	8 May 2008
Transaction in Own Shares	London	RNS	7 May 2008
Transaction in Own Shares	London	RNS	6 May 2008
Transaction in Own Shares	London	RNS	1 May 2008
Total Voting Rights	London	RNS	30 April 2008
Transaction in Own Shares	London	RNS	30 April 2008
Transaction in Own Shares	London	RNS	29 April 2008
Transaction in Own Shares	London	RNS	28 April 2008
Transaction in Own Shares	London	RNS	25 April 2008
Transaction in Own Shares	London	RNS	24 April 2008
Notice of Results	London	RNS	24 April 2008
Transaction in Own Shares	London	RNS	23 April 2008
Transaction in Own Shares	London	RNS	22 April 2008
Annual Information Update	London	RNS	21 April 2008
Transaction in Own Shares	London	RNS	21 April 2008

Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com

2.	DOCUMENTS FILED AT COMPANIES HOUSE

Description of the Nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Director resigned - Patrick Cescau	London	Companies House	15 January 2009
Director appointed – Paulus Gerardus Josephus Polman	London	Companies House	20 November 2008
05/08/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 805441@0.0311=25049.2151	London	Companies House	18 August 2008
01/08/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 266924@0.031111=70526.272564	London	Companies House	12 August 2008
25/07/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 369117@0.03111=73703.22987	London	Companies House	8 August 2008
18/07/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 896179@0.3111=1212101.2869	London	Companies House	1 August 2008
11/07/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 818118@0.03111=87671.65098	London	Companies House	29 July 2008
04/07/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 900000@0.03111=27999	London	Companies House	29 July 2008
30/06/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 1000000@0.03111=31110	London	Companies House	10 July 2008
19/06/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 600000@0.03111=18666	London	Companies House	3 July 2008
Director resignation – Genevieve Berger	London	Companies House	3 July 2008
Group of company accounts made up to 31/12/07	London	Companies House	27 June 2008
Annual Return made up to 16/05/08 (bulk list available separately)	London	Companies House	20 June 2008
Director’s particulars changed	London	Companies House	20 June 2008
Director appointed – James Arthur Lawrence	London	Companies House	20 June 2008
30/04/08 – return by a public company purchasing its own shares for holding in treasury GBP TI 485000@0.03111=15088.35	London	Companies House	11 June 2008
Secretary resigned – Stephen Williams	London	Companies House	2 June 2008
Director resigned – Cornelius van der Graaf	London	Companies House	2 June 2008
Director resigned – Ralph Kugler	London	Companies House	2 June 2008
Disapplication of pre-emption rights 14/05/2008	London	Companies House	2 June 2008
Authorised allotment of security 14/05/2008 131000000 @ 3 1/9P 14/05/2008	London	Companies House	2 June 2008
Adoption of Articles of Association 14/05/2008	London	Companies House	2 June 2008

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy , Cardiff CF14 3UZ

3.      DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY

Date	Description
26 March 2009	Chairman’s Letter and Notices of Annual General Meeting and separate Meeting of Ordinary Shareholders
6 March 200 9	• Unilever Annual Report and Accounts 2008 • Unilever Annual Review 2008 • Unilever Summary Financial Statement 2008 • Unilever Annual Report on Form 20-F 200 8
6 October 2008	Notice of General Meeting

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

4.     DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION

Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC")

Format	Description	Date

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06-Mar-09
Acc-no: 0001156973-09-000131 (34 Act)
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	06-Mar-09
Acc-no: 0000950123-09-004220 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	05-Mar-09
Acc-no: 0001191638-09-000233 (34 Act)
424B5	Prospectus [Rule 424(b)(5)]	10-Feb-09
Acc-no: 0001047469-09-000899 (33 Act)
FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses	10-Feb-09
Acc-no: 0001104659-09-007974 (34 Act)
FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses	10-Feb-09
Acc-no: 0001104659-09-007955 (34 Act)
424B3	Prospectus [Rule 424(b)(3)]	09-Feb-09
Acc-no: 0001047469-09-000834 (33 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06-Feb-09
Acc-no: 0001156973-09-000071 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06-Feb-09
Acc-no: 0001191638-09-000139 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06-Feb-09
Acc-no: 0001191638-09-000134 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	12-Jan-09
Acc-no: 0001191638-09-000047 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-Dec-08
Acc-no: 0001191638-08-002037 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Dec-08
Acc-no: 0001191638-08-002007 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Dec-08
Acc-no: 0001191638-08-002006 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	04-Dec-08
Acc-no: 0001191638-08-001992 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Dec-08
Acc-no: 0001191638-08-001981 (34 Act)
F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers	18-Nov-08
Acc-no: 0001047469-08-012371 (33 Act)
6-K/A	[Amend]Report of foreign issuer [Rules 13a-16 and 15d-16]	14-Nov-08
Acc-no: 0001191638-08-001909 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	14-Nov-08
Acc-no: 0001191638-08-001906 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	10-Nov-08
Acc-no: 0001156973-08-000939 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	06-Nov-08
Acc-no: 0001191638-08-001871 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-Oct-08
Acc-no: 0001191638-08-001827 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	28-Oct-08
Acc-no: 0001191638-08-001814 (34 Act)
UPLOAD	[Cover]Acc-no: 0000000000-08-051772	16-Oct-08
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	16-Oct-08
Acc-no: 0001191638-08-001769 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	08-Oct-08
Acc-no: 0001191638-08-001735 (34 Act)
CORRESP	[Cover]Correspondence	02-Oct-08
Acc-no: 0000950157-08-000755
UPLOAD	[Cover]Acc-no: 0000000000-08-048485	25-Sep-08
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	16-Sep-08
Acc-no: 0001191638-08-001628 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	04-Sep-08
Acc-no: 0001191638-08-001576 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02-Sep-08
Acc-no: 0001191638-08-001545 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02-Sep-08
Acc-no: 0001191638-08-001544 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-Aug-08
Acc-no: 0001191638-08-001419 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-Aug-08
Acc-no: 0001191638-08-001409 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	31-Jul-08
Acc-no: 0001191638-08-001403 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-Jul-08
Acc-no: 0001191638-08-001388 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-Jul-08
Acc-no: 0001191638-08-001386 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29-Jul-08
Acc-no: 0001191638-08-001380 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29-Jul-08
Acc-no: 0001191638-08-001374 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	28-Jul-08
Acc-no: 0001191638-08-001367 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	25-Jul-08
Acc-no: 0001191638-08-001359 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	25-Jul-08
Acc-no: 0001191638-08-001356 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-Jul-08
Acc-no: 0001191638-08-001340 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-Jul-08
Acc-no: 0001191638-08-001333 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-Jul-08
Acc-no: 0001191638-08-001331 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-Jul-08
Acc-no: 0001191638-08-001324 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-Jul-08
Acc-no: 0001191638-08-001323 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17-Jul-08
Acc-no: 0001191638-08-001315 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17-Jul-08
Acc-no: 0001191638-08-001313 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	16-Jul-08
Acc-no: 0001191638-08-001301 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	15-Jul-08
Acc-no: 0001191638-08-001293 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	14-Jul-08
Acc-no: 0001191638-08-001288 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Jul-08
Acc-no: 0001191638-08-001278 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Jul-08
Acc-no: 0001191638-08-001277 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Jul-08
Acc-no: 0001191638-08-001276 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Jul-08
Acc-no: 0001191638-08-001271 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	09-Jul-08
Acc-no: 0001191638-08-001251 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	08-Jul-08
Acc-no: 0001191638-08-001242 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	08-Jul-08
Acc-no: 0001191638-08-001235 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	08-Jul-08
Acc-no: 0001191638-08-001234 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jul-08
Acc-no: 0001191638-08-001216 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jul-08
Acc-no: 0001191638-08-001213 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jul-08
Acc-no: 0001191638-08-001212 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jul-08
Acc-no: 0001191638-08-001211 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jul-08
Acc-no: 0001191638-08-001210 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02-Jul-08
Acc-no: 0001191638-08-001198 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-Jun-08
Acc-no: 0001191638-08-001181 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	26-Jun-08
Acc-no: 0001191638-08-001166 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	26-Jun-08
Acc-no: 0001191638-08-001165 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	25-Jun-08
Acc-no: 0001191638-08-001157 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	24-Jun-08
Acc-no: 0001191638-08-001144 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	24-Jun-08
Acc-no: 0001191638-08-001140 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-Jun-08
Acc-no: 0001191638-08-001135 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	20-Jun-08
Acc-no: 0001191638-08-001124 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	20-Jun-08
Acc-no: 0001191638-08-001122 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	20-Jun-08
Acc-no: 0001191638-08-001121 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-Jun-08
Acc-no: 0001191638-08-001115 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	18-Jun-08
Acc-no: 0001191638-08-001105 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17-Jun-08
Acc-no: 0001191638-08-001098 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17-Jun-08
Acc-no: 0001191638-08-001088 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17-Jun-08
Acc-no: 0001191638-08-001087 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	12-Jun-08
Acc-no: 0001191638-08-001073 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	11-Jun-08
Acc-no: 0001191638-08-001066 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	10-Jun-08
Acc-no: 0001191638-08-001060 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	09-Jun-08
Acc-no: 0001191638-08-001054 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	09-Jun-08
Acc-no: 0001191638-08-001053 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	05-Jun-08
Acc-no: 0001191638-08-001023 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jun-08
Acc-no: 0001191638-08-001006 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	03-Jun-08
Acc-no: 0001191638-08-001004 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02-Jun-08
Acc-no: 0001191638-08-000988 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-May-08
Acc-no: 0001191638-08-000973 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29-May-08
Acc-no: 0001191638-08-000966 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29-May-08
Acc-no: 0001191638-08-000963 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29-May-08
Acc-no: 0001191638-08-000962 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-May-08
Acc-no: 0001191638-08-000938 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-May-08
Acc-no: 0001191638-08-000926 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-May-08
Acc-no: 0001191638-08-000925 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-May-08
Acc-no: 0001191638-08-000924 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-May-08
Acc-no: 0001191638-08-000923 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-May-08
Acc-no: 0001191638-08-000914 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-May-08
Acc-no: 0001191638-08-000912 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	20-May-08
Acc-no: 0001191638-08-000907 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000892 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000888 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000887 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000886 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000885 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000884 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	19-May-08
Acc-no: 0001191638-08-000883 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	13-May-08
Acc-no: 0001191638-08-000854 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	12-May-08
Acc-no: 0001191638-08-000837 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	09-May-08
Acc-no: 0001191638-08-000832 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	09-May-08
Acc-no: 0001191638-08-000828 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	08-May-08
Acc-no: 0001191638-08-000822 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	07-May-08
Acc-no: 0001191638-08-000813 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	02-May-08
Acc-no: 0001191638-08-000790 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-May-08
Acc-no: 0001191638-08-000775 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-May-08
Acc-no: 0001191638-08-000772 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-May-08
Acc-no: 0001191638-08-000771 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	01-May-08
Acc-no: 0001191638-08-000768 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30-Apr-08
Acc-no: 0001191638-08-000757 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	28-Apr-08
Acc-no: 0001191638-08-000740 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	25-Apr-08
Acc-no: 0001191638-08-000728 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-Apr-08
Acc-no: 0001191638-08-000713 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	23-Apr-08
Acc-no: 0001191638-08-000709 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	22-Apr-08
Acc-no: 0001191638-08-000700 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-Apr-08
Acc-no: 0001191638-08-000694 (34 Act)
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	21-Apr-08
Acc-no: 0001191638-08-000689 (34 Act)

5. FURTHER INFORMATION

For more information about Unilever and its brands, please visit www.unilever.com

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Deputy Company Secretary at the following address:

Deputy Secretary
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

31 March 2009

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.